Exhibit 99.1

Obsidian Energy Announces Notice of Partial Redemption for $30 Million of our Outstanding Senior Unsecured Notes

CALGARY, August 18, 2025 - OBSIDIAN ENERGY LTD. (TSX/NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) today announced that we issued a notice to holders of our 11.95 percent Senior Unsecured Notes due July 27, 2027 (the “Notes”) of our election to redeem, on a pro rata basis, $30.0 million of the $110.8 million aggregate principal amount of the Notes currently outstanding (the “Redemption Notice”). “The Company’s strong balance sheet and liquidity position is enabling us to pay down a portion of our outstanding Notes thereby reducing our go forward interest expense” commented Stephen Loukas, Obsidian Energy’s President and CEO.

As outlined in the Redemption Notice, the redemption date is August 29, 2025 (the “Redemption Date”) and the Notes will be redeemed based on a redemption price of $1,029.88 per $1,000 principal amount of the redeemed Notes (or 102.988 percent of principal amount), plus accrued and unpaid interest thereon up to, but not including the Redemption Date. The Company intends to use available liquidity to pay the redemption price of the redeemed Notes. All interest on the redeemed Notes shall cease from and after the Redemption Date. Upon completion of the redemption, the Company will have $80.8 million of Notes outstanding and the maximum amount of any semi-annual free cash flow offer required to be made under the trust indenture, which governs the Notes (the “Indenture”), will be $17.0 million.

Formal notice of redemption is being delivered to the registered holders of the Notes through Computershare Trust Company of Canada (“Computershare”), the trustee under the Indenture, in accordance with the Indenture. Registered holders of the Notes may also obtain a copy of the Redemption Notice from Computershare by telephone at 1-800-564-6253 or email at corporateactions@computershare.com. Payment of the redemption price and surrender of the Notes for redemption will be made through Computershare on the Redemption Date.

Non-registered holders of Notes should contact their broker or other intermediary for information regarding the redemption process for the Notes in which they hold a beneficial interest.

This announcement is neither an offer to sell nor a solicitation of an offer to buy any of these securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

About Obsidian Energy

Obsidian Energy is an intermediate-sized oil and gas producer with a well-balanced portfolio of high-quality assets, primarily in the Peace River, Willesden Green and Viking areas in Alberta. The Company’s business is to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American exchange in the United States under the symbol “OBE”.

All figures are in Canadian dollars unless otherwise stated.

ADDITIONAL READER ADVISORIES

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements or information (collectively "forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify forward-looking statements or information. More particularly and without limitation, this news release contains forward-looking statements and information concerning: the terms and conditions of our Redemption Notice; our expectations for our go forward interest expense and uses of our available liquidity; the ability to complete the Note redemption described above, and the Redemption Date; and our outstanding amount of Notes and maximum amount of any semi-annual free cash flow offer after the redemption.

The forward-looking statements and information are based on certain key expectations and assumptions made by Obsidian Energy. Although Obsidian Energy believes that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because Obsidian Energy can give no assurance that they will prove to be correct. By its nature, such forward-looking statements and information are subject to various risks and uncertainties, which could cause the actual results and expectations to differ materially from the anticipated results or expectations expressed. These risks and uncertainties include but are not limited to: risks related to the successful completion of the redemption of the Notes; the risk of a downgrade in the Company's credit ratings and the potential impact on the Company's access to capital markets and other sources of liquidity; fluctuations in currency and interest rates; and changes in or interpretation of laws or regulations. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are cautioned that the assumptions used in the preparation of such forward-looking statements and information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on such forward-looking statements and information. Obsidian Energy gives no assurance that any of the events anticipated will transpire or occur, or, if any of them do, what benefits Obsidian Energy will derive from them. The forward-looking statements and information contained in this news release are expressly qualified by this cautionary statement. Except as required by law, the Company does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein. Readers should also carefully consider the matters discussed that could affect Obsidian Energy, or its operations or financial results in Obsidian Energy’s Annual Information Form (see "Risk Factors" and "Forward-Looking Statements" therein) for the year ended December 31, 2024, which is available on the SEDAR+ website (www.sedarplus.ca), EDGAR website (www.sec.gov) or Obsidian Energy's website (www.obsidianenergy.com).

contact

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com

Investor Relations:

Toll Free: 1-888-770-2633

Email: investor.relations@obsidianenergy.com